CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$10,000,007.03[1]	$1,364.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Calculated on the basis of 271,893 notes each having a $36.7792 principal amount per note.

Pricing Supplement dated July 22, 2013 to the YEELDS® Product Supplement dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and the Prospectus dated July 19, 2013	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

$10,000,007.03 YEELDS®

BARCLAYS BANK PLC

GLOBAL MEDIUM-TERM NOTES, SERIES A

Yield Enhanced Equity Linked Debt Securities (“YEELDS®”) Due January 29, 2014

Performance Linked to the Common Stock of General Motors Company, Series Number E-8072

Terms used here have the meanings given them in the accompanying product supplement (the “YEELDS® product supplement”), the prospectus supplement or the base prospectus, unless the context requires otherwise.

•	Common stock issuer: General Motors Company. The common stock issuer is not involved in this offering and has no obligation with respect to the notes.

•	Common stock: The common stock of the common stock issuer listed on the New York Stock Exchange under the ticker symbol “GM”

•	Number of YEELDS®: 271,893

•	Principal amount: $36.7792 per note, and, in the aggregate, $10,000,007.03

•	Inception Date: July 22, 2013

•	Issue Date: July 29, 2013

•	Denominations: $36.7792 and integral multiples thereof

•	Equity cap price: $42.29608, which is 115.00% of the initial value

•	Trigger price: $33.10128, which is 90.00% of the initial value

•	Interest rate: 3.70% per annum.

•

Stated maturity date: January 29, 2014, subject to postponement if the valuation date is postponed. If the stated maturity date is not a business day, any payment required to be made on the stated maturity date will instead be made on the next business day, with the same effect as if paid on the scheduled stated maturity date, as described in the section entitled “Description of the Notes—Payment at maturity” in the YEELDS® product supplement.

•

Valuation date: January 22, 2014, subject to postponement if a market disruption event occurs or if such a day is not a scheduled trading day, as described in the section entitled “Description of the Notes—Payment at maturity—Settlement value” in the YEELDS® product supplement.

•	Initial value: $36.7792, which is the average execution price per share for the common stock that an affiliate of Barclays Bank PLC has paid to hedge Barclays Bank PLC’s obligations under the notes

•

Trigger event: if, on any scheduled trading day during the monitoring period, the intraday lowest price of the common stock is less than the trigger price; provided that if a Market Disruption Event (as described in the prospectus supplement) occurs on any scheduled trading day, such scheduled trading day shall be disregarded for the purposes of determining whether a Trigger Event has occurred.

•

Intraday lowest price: With respect to any scheduled trading day, the product of (1) the lowest reported price of the common stock on Bloomberg® Professional Service page GM UN <Equity>, as determined by the calculation agent during intraday trading on such scheduled trading day, plus the dividend adjustment amount as of such scheduled trading day, times (2) the multiplier then in effect

•

Monitoring period: the period from, but excluding, the inception date to, and including, the valuation date; provided that if the valuation date is postponed due to a Market Disruption Event, the Monitoring Period will be extended to and including the valuation date, as postponed

•	Payment at maturity: On the stated maturity date, Barclays Bank PLC will pay you, per note, the lesser of:

(1)	the conversion value; and

(2)	the equity cap price.

provided that if (a) a trigger event has not occurred and (b) the conversion value is less than the principal amount per note, the payment at maturity will equal the principal amount per note.

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price†	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	$36.7792	100%	0.00%	100.00%
Total	$10,000,007.03	$10,000,007.03	$0.00	$10,000,007.03

†	Our estimated value of the Notes on the Inception Date, based on our internal pricing models, is $36.59163 per Note. See “Additional Information Regarding Our Estimated Value of the Notes” on page PPS-4 of this pricing supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-10 of this preliminary pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Terms of the Notes, Continued

•	Interest payment dates: Monthly, on the 29th day of each month during the term of the notes, beginning on August 29, 2013, and ending on and including the stated maturity date.

•	Interest payment record dates: 15 calendar days prior to each interest payment date

•

Multiplier: The multiplier will initially be 1.0, subject to adjustment under various circumstances as described in the YEELDS® product supplement in “Description of the Notes—Adjustments to multipliers and to securities included in the calculation of the settlement value.”

•	Adjusted volume-weighted average price: The adjusted volume-weighted average price of the common stock on any scheduled trading day is the sum of:

(1)	the volume-weighted average price of the common stock on such scheduled trading day; and

(2)	its dividend adjustment amount on such scheduled trading day

•

Volume-weighted average price: With respect to a scheduled trading day, the volume-weighted average price (“VWAP”) of the common stock on the scheduled trading day means such price as calculated by Bloomberg L.P. and displayed on Bloomberg page “GM UN <EQUITY> AQR”, or any successor page, in respect of the period from 9:30 a.m. to 4:00 p.m. New York City time on such scheduled trading day; provided that if on the valuation date, Bloomberg does not calculate and report the VWAP on such day, the calculation agent shall calculate the VWAP on such day.

•

Dividend adjustment amount: The dividend adjustment amount as of any scheduled trading day will be calculated as the difference between the actual aggregate adjusted dividend and the expected aggregate adjusted dividend, in each case as of such scheduled trading day, which difference may be positive or zero.

•	Actual aggregate adjusted dividend: With respect to any scheduled trading day, the actual aggregate adjusted dividend shall be calculated as follows:

•

if ex-dividend dates occur within the period from, but excluding, the inception date to, and including, such scheduled trading day, the actual aggregate adjusted dividend shall be the sum of adjusted dividends corresponding to all such ex-dividend dates per share of the common stock;

•	if no ex-dividend dates occur within the period from, but excluding, the inception date to, and including, such scheduled trading day, the actual aggregate adjusted dividend shall be zero

•	Expected aggregate adjusted dividend: With respect to any scheduled trading day, zero.
•	Conversion value: The “conversion value”, per note, will equal the product of:

(1)	the settlement value; times

(2)	the conversion ratio.

•	Conversion ratio: 1.0, reflecting the number of shares of the underlying common stock to which each note is exposed

•

Settlement value: The settlement value will be based upon the product of the adjusted volume-weighted average price of the common stock on the valuation date, times the multiplier then in effect on the valuation date, and shall generally be equal to such product.

•

Stock settlement option: Yes; if Barclays Bank PLC has elected to exercise the stock settlement option, on the stated maturity date, Barclays Bank PLC will deliver to you a number of shares of the common stock equal to (1) the total cash value of payment due at maturity on the number of notes you own, divided by (2) the volume-weighted average price of such common stock on the valuation date, all as described below in the section entitled “Stock Settlement Option” and will provide the trustee with not less than three business days’ prior written notice of such election

•

Postponement of the valuation date because of a market disruption event: If a market disruption event occurs on the valuation date, as set forth in this document, such valuation date will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, if a market disruption event occurs on each of the eight scheduled trading days following the originally scheduled valuation date, then (a) that eighth scheduled trading day shall be deemed to be such valuation date and (b) the calculation agent shall determine the volume-weighted average price of the common stock for that eighth scheduled trading day, based upon its good faith estimate of the volume-weighted average price on such day

•	Adjusted dividends: In respect of an amount of a cash dividend declared per share of the common stock, 100% of the amount of such declared dividend.

•	Listing: The notes will not be listed on any exchange

•	CUSIP/ISIN: 06742D515 / US06742D5150

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

GENERAL TERMS OF FOR THE NOTE OFFERING

Barclays Bank PLC has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the prospectus supplement relating to our Series A medium-term notes of which the notes are a part and the YEELDS® product supplement. Purchasers should rely upon the base prospectus, the prospectus supplement, the YEELDS® product supplement, this pricing supplement, any other relevant terms supplement and any relevant free writing prospectus for complete details. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous communications concerning the notes. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede the YEELDS® product supplement, which shall, likewise, supersede the base prospectus and the prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying YEELDS® product supplement as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	YEELDS® product supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295989/d570933d424b3.htm

•	Prospectus supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•	Base prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Inception date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Inception date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Inception date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the inception date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Inception date for a temporary period expected to be approximately three months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-8 of this pricing supplement.

ADDITIONAL RISK FACTORS

Any payments due on the notes are subject to the creditworthiness of the Issuer.

The notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any payment due at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

If a market disruption event occurs on a day that would otherwise be the valuation date, there will be a delay in settlement of the notes.

If a market disruption event occurs on a day that would otherwise be the valuation date, settlement of the notes will be delayed, depending on the circumstances surrounding the market disruption event, for up to eight scheduled trading days for the postponed valuation date following the stated maturity date.

Postponement of the valuation date may result in a reduced amount payable at maturity.

As the payment at maturity is a function of, among other things, the adjusted volume-weighted average price of common stock. The postponement of the valuation date may result in the application of a different adjusted volume-weighted average price, and, accordingly, decrease the payment you receive at maturity.

The estimated value of your notes might be lower if such estimated value were based on the levels at which our debt securities trade in the secondary market.

The estimated value of your Notes on the Inception date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

The estimated value of your notes is expected to be lower than the initial issue price of your notes.

The estimated value of your notes on the Inception date is lower than the initial issue price of your notes. The difference between the initial issue price of your notes and the estimated value of the notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost which we may incur in hedging our obligations under the notes, and estimated development and other costs which we may incur in connection with the notes.

The estimated value of the notes is based on our internal pricing models, which may prove to be inaccurate and may be different from the pricing models of other financial Institutions.

The estimated value of your notes on the Inception date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the notes may not be consistent with those of other financial institutions which may be purchasers or sellers of notes in the secondary market. As a result, the secondary market price of your notes may be materially different from the estimated value of the notes determined by reference to our internal pricing models.

The estimated value of Your notes Is not a prediction of the prices at which you may sell your notes in the secondary market, if any, and such secondary market prices, If any, will likely be lower than the initial issue price of your notes and may be lower than the estimated value of Your notes.

The estimated value of the notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the notes. Further, as secondary market prices of your notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the notes such as fees, commissions, discounts, and the costs of hedging our obligations under the notes, secondary market prices of your notes will likely be lower than the initial issue price of your notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your notes, and any sale prior to the maturity date could result in a substantial loss to you.

The temporary price at which we may initially buy the notes in the secondary market and the value we may initially use for customer account statements, if we provide any customer account statements at all, may not be indicative of future prices of your notes.

Assuming that all relevant factors remain constant after the Inception date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market (if Barclays Capital Inc. makes a market in the notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the notes on the Inception date, as well as the secondary market value of the notes, for a temporary period after the initial issue date of the notes. The price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your notes.

We and our affiliates may engage in various activities or make determinations that could materially affect your notes in various ways and create conflicts of interest.

We and our affiliates establish the offering price of the notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the notes and such compensation or financial benefit may serve as an incentive to sell these notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the notes into account in conducting these activities.

There are conflicts between you and the calculation agent.

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

The tax consequences are uncertain.

The U.S. federal income tax treatment of the notes is uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different than described herein. As discussed further in the accompanying product supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the notes at a rate that may exceed the interest paid on the notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the notes should be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income at a rate that may exceed the payments you receive on the notes. The outcome of this process is uncertain. In addition, any character mismatch arising from your inclusion of ordinary income and capital loss (if any) upon the sale or maturity of your notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations. You should consult your tax advisor as to the possible alternative treatments in respect of the notes.

TRIGGER EVENT

As stated on the cover page, on the stated maturity date, Barclays Bank PLC will pay you, per note, the lesser of:

(1) the conversion value, and

(2) the equity cap price,

provided that if (a) a trigger event has not occurred and (b) the conversion value is less than the principal amount per note, the payment at maturity will equal the principal amount per note.

A “trigger event” will occur if, on any scheduled trading day during the monitoring period, the intraday lowest price of the common stock is less than the trigger price, provided that if a Market Disruption Event occurs on any scheduled trading day, such scheduled trading day will be disregarded for the purposes of determining whether a Trigger Event has occurred. For a description of Market Disruption Events that may affect the common stock, please see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the accompanying prospectus supplement.

The trigger price is equal to $33.10128, which is 90.00% of the initial value.

The “monitoring period” is the period from, but excluding, the date of this pricing supplement to, and including, the valuation date (provided that if the valuation date is postponed due to a Market Disruption Event, the monitoring period will be extended to and including the valuation date, as postponed).

The “intraday lowest price” means on any scheduled trading day, the product of (1) the lowest reported price of the common stock on Bloomberg® Professional Service page GM UN <Equity> as determined by the calculation agent during intraday trading on such scheduled trading day, plus the dividend adjustment amount as of such scheduled trading day, times (2) the multiplier then in effect.

POSTPONEMENT OF THE VALUATION DATE BECAUSE OF A MARKET DISRUPTION EVENT

If a market disruption event occurs on a day that would otherwise be the valuation date, as set forth on the cover page of this pricing supplement, such valuation date will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, if a market disruption event occurs on each of the eight scheduled trading days following the originally scheduled valuation date, then (a) that eighth scheduled trading day shall be deemed to be that valuation date and (b) the calculation agent shall determine the adjusted volume-weighted average price of the common stock for that eighth scheduled trading day, based upon its good faith estimate of the value of the common stock as of the close of trading on the relevant exchange on such day.

STOCK SETTLEMENT OPTION

If Barclays Bank PLC elects to exercise its stock settlement option and Barclays Bank PLC provides the trustee not less than three business days’ prior written notice of such election, Barclays Bank PLC will, subject to the next paragraph, deliver on the stated maturity date a number of shares of the common stock equal to (1) the total cash value of payment due at maturity on the number of notes you own, divided by (2) the volume-weighted average price of the common stock on the valuation date.

If, however Barclays Bank PLC determines that it is prohibited from delivering such shares, or that it would otherwise be unduly burdensome to deliver such shares, on the stated maturity date, it will pay in cash the amount payable at maturity as if it had not elected the stock settlement option.

If the calculation above results in a fractional share, Barclays Bank PLC will pay cash to you in an amount equal to that fractional share, based upon the adjusted volume-weighted average price of the common stock (and any other equity securities included in the calculation of the settlement value) on the valuation date.

Upon the occurrence of certain events, or if the common stock issuer is involved in certain extraordinary transactions, the number of shares of common stock to be delivered may be adjusted and Barclays Bank PLC may deliver, in lieu of or in addition to shares of the common stock, cash and any other equity securities used in the calculation of the settlement value, all as determined by the calculation agent. See “Description of the Notes—Adjustments to multipliers and to securities included in the calculation of the settlement value” in the accompanying YEELDS® product supplement.

Because the settlement value will ordinarily be determined on the valuation date, if Barclays Bank PLC elects the stock settlement option, the effect to holders will be as if the notes matured on the valuation date (subject to postponement as described above in the section entitled “Postponement of the Valuation Date, because of a Market Disruption Event”). Thus, the aggregate value of the shares of common stock and any other equity securities and cash that you receive at maturity may be more or less than the amount you would have received had Barclays Bank PLC not elected the stock settlement option as a result of fluctuations in the value of these securities during the period between the valuation date and the maturity date. Consequently, it is possible that the aggregate value of the cash and securities that you receive at maturity may be less than the payment that you would have received at maturity had Barclays Bank PLC not elected to exercise our stock settlement option. In the absence of any election notice to the trustee, Barclays Bank PLC will be deemed to have elected to pay the amount payable at maturity in cash.

COMMON STOCK ISSUER AND COMMON STOCK

We urge you to read the following section in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information”. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by the issuer of the common stock can be located by reference to the relevant linked share SEC file number specified below.

The summary information below regarding the common stock issuer comes from the issuers’ SEC filings and has not been independently verified by us. We have not independently verified the accuracy or completeness of such information or of any filings made by the common stock issuer with the SEC. You are urged to refer to the SEC filings made by the common stock issuer and to other publicly available information (such as the common stock issuer’s annual report) to obtain an understanding of the common stock issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of the common stock issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of the common stock issuer.

General Motors Company

According to publicly available Information, General Motors Company, (the “Company”) designs, builds and sells cars, trucks and automobile parts worldwide. The Company also provides automotive financing services.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-34960, or its CIK Code: 0001467858. The Company’s common shares are listed on the New York Stock Exchange under the ticker symbol “GM”.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying product supplement, prospectus or prospectus supplement. We have not independently verified the accuracy or completeness of the information contained in outside sources.

Historical Information About the Common Stock

The following table sets forth the high and low intraday prices, as well as end-of-quarter closing prices, during the periods indicated below. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. The historical performance of the common stock should not be taken as an indication of the future performance of the common stock.

	High	Low	Period End
2010
Fourth Quarter (from November 18, 2010)	$36.86	$33.25	$36.86

2011
First Quarter	$38.98	$30.74	$31.03
Second Quarter	$33.04	$28.56	$30.36
Third Quarter	$31.80	$20.18	$20.18
Fourth Quarter	$26.45	$19.05	$20.27

2012
First Quarter	$27.34	$21.05	$25.65
Second Quarter	$26.76	$19.66	$19.72
Third Quarter	$24.80	$18.80	$22.75
Fourth Quarter	$28.83	$23.09	$28.83

2013
First Quarter	$30.60	$26.33	$27.82
Second Quarter	$35.03	$27.52	$33.31
Third Quarter (through July 22, 2013)	$36.84	$34.00	$36.76

WHAT IS THE TOTAL RETURN ON THE NOTES AT MATURITY ASSUMING A RANGE OF PERFORMANCE OF THE COMMON STOCK?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $36.7792 principal amount Note to $36.7792. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. These examples do not take into account any tax consequences from investing in the Notes and they make the following key assumptions:

•	Initial Value: $36.7792

•	Trigger Price: $33.10128

•	Equity Cap Price: $42.29608

•	Multiplier: 1.0 (on each scheduled trading day during the term of the notes)

•	Interest Rate: 3.70% per annum

•	Dividend Adjustment Amount: Zero, with respect to each scheduled trading day during the term of the notes

•	We have NOT elected to exercise our physical settlement option at maturity

			No Trigger Event Occurs		Trigger Event Occurs
Settlement Value	Conversion Value	Percentage Change from the Initial Value to the Conversion Value	Payment at Maturity[1]	Total Return on the Notes[2]	Payment at Maturity[1]	Total Return on the Notes	Return on a Direct Investment in the Common Stock[3]
55.16880	55.16880	50.00%	$42.29608	16.85%	$42.29608	16.85%	50.00%
51.49088	51.49088	40.00%	$42.29608	16.85%	$42.29608	16.85%	40.00%
47.81296	47.81296	30.00%	$42.29608	16.85%	$42.29608	16.85%	30.00%
44.13504	44.13504	20.00%	$42.29608	16.85%	$42.29608	16.85%	20.00%
42.29608	42.29608	15.00%	$42.29608	16.85%	$42.29608	16.85%	15.00%
40.45712	40.45712	10.00%	$40.45712	11.85%	$40.45712	11.85%	10.00%
38.61816	38.61816	5.00%	$38.61816	6.85%	$38.61816	6.85%	5.00%
36.77920	36.77920	0.00%	$36.77920	1.85%	$36.77920	1.85%	0.00%
34.94024	34.94024	-5.00%	$36.77920	1.85%	$34.94024	-3.15%	-5.00%
33.10128	33.10128	-10.00%	$36.77920	1.85%	$33.10128	-8.15%	-10.00%
29.42336	29.42336	-20.00%	N/A4		$29.42336	-18.15%	-20.00%
25.74544	25.74544	-30.00%	N/A4		$25.74544	-28.15%	-30.00%
22.06752	22.06752	-40.00%	N/A4		$22.06752	-38.15%	-40.00%
18.38960	18.38960	-50.00%	N/A4		$18.38960	-48.15%	-50.00%
14.71168	14.71168	-60.00%	N/A4		$14.71168	-58.15%	-60.00%
11.03376	11.03376	-70.00%	N/A4		$11.03376	-68.15%	-70.00%
7.35584	7.35584	-80.00%	N/A4		$7.35584	-78.15%	-80.00%
3.67792	3.67792	-90.00%	N/A4		$3.67792	-88.15%	-90.00%
0.00000	0.00000	-100.00%	N/A4		$0.00000	-98.15%	-100.00%

[1]	Excluding the final interest payment on the notes.
[2]	The total return on the notes includes interest paid on the notes from the issue date to the stated maturity date.
[3]

The total returns on a direct investment in the common stock represents the performance of the common stock from the initial value to the settlement value, and assumes that an investor did not receive any dividend payments during such period. Because the settlement value for the notes will be based on the VWAP on the valuation date, rather than the closing price per share on such date, the returns shown in this column may not represent the returns that would have been earned by an investor that purchased shares of the common stock at the initial value and sold such shares at the closing price of the common stock on the valuation date.

[4]

Although the settlement value (and, accordingly, the conversion value) will be based upon VWAP on the valuation date and not on the closing price or any intraday trading price of the common stock, these examples assume that a trigger event did occur on the valuation date (and may have also occurred on one or more other scheduled trading days during the term of the notes).

Additional Examples of Amounts Payable at Maturity

The following examples are intended to be read in conjunction with the hypothetical examples set forth in the table above.

Example 1: The settlement value is $22.06752 and a trigger event has occurred.

Because the settlement value (and, accordingly, the conversion value) is less than the principal amount per note and a trigger event has occurred, you would receive at maturity $22.06752 per note, plus any accrued but unpaid interest payments.

If Barclays Bank PLC were to elect its stock settlement option, you would receive on the stated maturity date a number of shares of the common stock equal to (1) the total cash value of payment due at maturity on the number of notes you own, divided by (2) the volume-weighted average price of the common stock on the valuation date.

Accordingly you would receive on the stated maturity date one share of the common stock per $36.7792 principal amount note that you hold, plus any accrued but unpaid interest payments.

Example 2: The settlement value is $34.94024 and a trigger event has not occurred.

Because the settlement value (and, accordingly, the conversion value) is less than the principal amount per note but a trigger event has not occurred, you would receive at maturity $36.7792 per note, plus any accrued but unpaid interest payments.

If Barclays Bank PLC were to elect its stock settlement option, you would receive on the stated maturity date a number of shares of the common stock equal to (1) the total cash value of payment due at maturity on the number of notes you own, divided by (2) the volume-weighted average price of the common stock on the valuation date.

Accordingly you would receive on the stated maturity date one share of the common stock per $36.7792 principal amount note that you hold, plus $1.83896 in cash, together with any accrued but unpaid interest payments. To the extent that you hold more than one note, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per note, basis. For example, if you held 271,893 notes, you would receive on the stated maturity date in total, 286,203 shares of the common stock plus $5.52 in cash, together with any accrued but unpaid interest payments

Example 3: The settlement value is $34.94024 and a trigger event has occurred.

Because the settlement value (and, accordingly, the conversion value) is less than the principal amount per note and a trigger event has occurred, you would receive at maturity $34.94024 per note, plus any accrued but unpaid interest payments.

If Barclays Bank PLC were to elect its stock settlement option, you would receive on the stated maturity date a number of shares of the common stock equal to (1) the total cash value of payment due at maturity on the number of notes you own, divided by (2) the volume-weighted average price of the common stock on the valuation date.

Accordingly you would receive on the stated maturity date one share of the common stock per $36.7792 principal amount note that you hold, plus any accrued but unpaid interest payments.

Example 4: The settlement value is $40.45712, which is greater than the initial value but less than the equity cap price.

Because the settlement value (and, accordingly, the conversion value) is greater than the initial value but less than the equity cap price, you would receive $40.45712 per note, plus any accrued but unpaid interest payments.

If Barclays Bank PLC were to elect its stock settlement option, you would receive on the stated maturity date a number of shares of the common stock equal to (1) the total cash value of payment due at maturity on the number of notes you own, divided by (2) the volume-weighted average price of the common stock on the valuation date.

Accordingly you would receive on the stated maturity date one share of the common stock per $36.7792 principal amount note that you hold, plus any accrued but unpaid interest payments.

Example 5: The settlement value is $44.13504, which is greater than the equity cap price.

Because the settlement value (and, accordingly, the conversion value) is greater than the equity cap price, you would receive $42.29608 per note, plus any accrued but unpaid interest payments.

If Barclays Bank PLC were to elect its stock settlement option, you would receive on the stated maturity date a number of shares of the common stock equal to (1) the total cash value of payment due at maturity on the number of notes you own, divided by (2) the volume-weighted average price of the common stock on the valuation date.

Accordingly, if you held one note, you would receive on the stated maturity date $42.29608 in cash, plus any accrued but unpaid interest payments, and you would not receive any shares of the common stock. To the extent that you hold more than one note, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per note, basis. For example, if you held 271,893 notes, you would receive on the stated maturity date in total, 260,564 shares of the common stock plus $5.52 in cash, together with any accrued but unpaid interest payments.

SUPPLEMENTAL MATERIAL TAX CONSIDERATIONS

The material tax consequences of your investment in the notes are summarized below. The discussion below supplements the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying YEELDS® product supplement and “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying YEELDS® product supplement) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the product supplement (for example, if you did not purchase your notes in the initial issuance of the notes).

The U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different than described below. Pursuant to the terms of the notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your notes as a pre-paid income-bearing derivative contract with respect to the common stock that is subject to tax as described herein. If your notes are so treated, you will likely be taxed on interest paid on the notes as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes. In addition, it would be reasonable for you to recognize gain or loss upon the sale or cash-settlement upon maturity of your notes in an amount equal to the difference between the amount you receive at such time and your tax basis in the notes. Except as described below, such gain or loss should generally be short-term capital gain or loss because the term of your notes will not exceed one year,. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income. In addition, it is possible that you should recognize ordinary income upon the sale of your notes to the extent of the portion of the sale proceeds that relates to accrued interest payments that you have not yet included in ordinary income. Any character mismatch arising from your inclusion of ordinary income in respect of the interest paid on the notes and short-term capital loss (if any) upon the sale or maturity of your notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations. Moreover, in the event of physical settlement, such loss may be deferred (as described in the following paragraph).

If you receive shares upon the maturity of your notes pursuant to the stock settlement option, it is not clear whether the receipt of shares should be treated as (i) a taxable settlement of the notes followed by a purchase of shares or (ii) a tax-free purchase of shares pursuant to the original terms of the notes. Accordingly, you should consult your tax advisor about the tax consequences to you of receiving shares upon the maturity of your notes. If the receipt of shares is treated as a taxable settlement of the notes followed by a purchase of shares, you should (i) recognize capital gain or loss in an amount equal to the difference between the fair market value of the shares you receive at such time plus the cash received in lieu of a fractional share, if any, and your tax basis in the notes, and (ii) take a basis in such shares in an amount equal to their fair market value at such time. If, alternatively, the receipt of shares upon the maturity of your notes is treated as a tax-free purchase of shares, (i) the receipt of shares upon maturity of your notes should not give rise to the current recognition of gain or loss at such time, (ii) you should take a carryover basis in such shares equal to the basis you had in your notes (determined as described below, less the basis attributable to a fractional share, if any), and (iii) if you receive cash in lieu of a fractional share upon the stock settlement of such notes, you should recognize short-term capital gain or loss equal to the difference between the amount of cash you receive and your tax basis in the fractional share. In general, your tax basis in your notes will be equal to the price you paid for the notes. Your holding period in the shares you receive upon the maturity of your notes will begin on the day after you receive such shares.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your notes in the manner described above. This opinion assumes that the description of the terms of the notes in this pricing supplement is materially correct.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

As discussed further in the accompanying YEELDS® product supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the notes, possibly with retroactive effect. Other alternative treatments for your notes may also be possible under current law. For example, it is possible that the notes could be treated as a short-term contingent debt obligation. There is no statutory, judicial or administrative authority that governs how short-term contingent debt should be treated for U.S. federal income tax purposes, and accordingly you should consult your tax advisor regarding this alternative characterization of the Notes.

It is also possible that the Internal Revenue Service could potentially assert that the dividend adjustment amount, if any, should be separately includable in ordinary income either upon receipt or over the term of the notes.

For a further discussion of the tax treatment of your notes as well as other possible alternative characterizations, please see the discussion under the heading “Material U.S.Federal Income Tax Consequences” in the accompanying YEELDS® product supplement and the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the notes. For additional, important considerations related to tax risks associated with investing in the notes, you should also examine the discussion about tax risks under “Additional Risk Factors” in this pricing supplement.

Non-U.S. Holders. The U.S. federal income tax treatment of the notes is uncertain, and alternative treatments are possible. Under one such alternative treatment, it is possible that you could be treated as if you owned the underlying common stock. Under such a characterization, it is possible that amounts (if any) that you receive on your notes that are attributable to dividends paid with respect to the common stock may be subject to U.S. federal income tax withholding at a rate of 30%, or a lower rate that is available by reason of any applicable income tax treaty.

In addition, legislation enacted in 2010 imposes a 30% withholding tax on any “dividend equivalent” payment made to a non-U.S. holder of a “specified notional principal contract.” It is possible that the Internal Revenue Service could assert that the notes should be treated as a “specified notional principal contract” that gives rise to payments subject to such withholding, particularly if the notes are stock settled. You should consult your tax advisor about this risk and other potential U.S. federal income tax risks associated with owning the notes.

Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any interest payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on interest payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty. Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

Delivery of the notes will be made against payment for the notes on or about the issue date indicated on the cover of this pricing supplement, which is the fifth business day following the inception date (that is, the notes will have a settlement cycle referred to as “T+5”). For a description of considerations in connection with notes that are issued on a day later than the third business day following the inception date, please see “Plan of Distribution” in the accompanying prospectus supplement.